Exhibit 99.1

Daqo New Energy’s Subsidiary Xinjiang Daqo successfully completes its private offering on the Shanghai Stock Exchange

Shanghai, China—July 6, 2022—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced that the Company’s major operational subsidiary, Xinjiang Daqo New Energy (“Xinjiang Daqo”), had successfully completed its private offering on the Shanghai Stock Exchange.

Xinjiang Daqo has issued 212,396,215 shares, representing approximately 9.94% of its total 2,137,396,215 shares outstanding immediately after the completion of the private offering. The shares were issued at a private offering price of RMB51.79 per share and the total gross proceeds to Xinjiang Daqo of the private offering are approximately RMB11 billion. Upon completion of the private offering, Daqo New Energy beneficially owns approximately 72.68% of Xinjiang Daqo’s shares.

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2007, the Company manufactures and sells high-purity polysilicon to photovoltaic product manufactures, who further process the polysilicon into ingots, wafers, cells and modules for solar power solutions. The Company has a total polysilicon nameplate capacity of 105,000 metric tons and is one of the world's lowest cost producers of high-purity polysilicon.

For more information, please visit www.dqsolar.com

Daqo New Energy Corp.

Investor Relations

Phone: +86-187 1658 5553

Email: dqir@daqo.com

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86 178 1749 0483

rvanguestaine@christensenir.com

In the U.S.
Mr. Tip Fleming
Phone: +1-917-412-3333
Email: tfleming@Christensenir.com